August 31, 2011

BY EDGAR

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Natuzzi S.p.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 1-11854

Dear Mr. Gordon :

I write on behalf of Natuzzi S.p.A. (the “Company”) to acknowledge receipt of the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 18, 2011 (the “Comment Letter”) setting out comments with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2010, filed with the Commission on June 30, 2011.

As discussed with you earlier today, the Company is actively engaged in reviewing the Comment Letter and preparing its response, and anticipates providing the Staff with a response no later than September 16, 2011.

Mr. Jeffrey Gordon, p. 2

If the Staff wishes to contact us directly or requires further information, please do not hesitate to contact Pamela L. Marcogliese at (212) 225-2556, Barbara Politi at (212) 225-2702 or me at (212) 225-2190.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch

cc:
Mr. Rufus Decker, Securities and Exchange Commission
Ms. Nudrat Salik, Securities and Exchange Commission
Piero Direnzo, Natuzzi S.p.A.
Mr. Francisco L. Cestero, Esq., Cleary Gottlieb Steen & Hamilton LLP
Mr. Michael J. Volkovitsch, Esq., Cleary Gottlieb Steen & Hamilton LLP